Exhibit 3.1.19

CERTIFICATE OF FORMATION

OF

TS SERVICING CO., LLC

THIS CERTIFICATE OF FORMATION of TS SERVICING CO., LLC (the “Company”) is being executed by the undersigned for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.

FIRST:                                                      The name of the Company is:

TS SERVICING CO., LLC

SECOND:                                     The Company’s registered office in the State of Delaware is located at 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801, and its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned, being an authorized person of the Company, has executed this Certificate of Formation on this 16th day of September, 2010.

/s/ CHARLES D. FRAZER
Charles D. Frazer, Authorized Person